

April 10, 2015

VIA ELECTRONIC MAIL

Nathan Briggs, Esq.
Ropes & Gray LLP
One Metro Center
700 12th Street N.W., Suite 900
Washington, D.C. 20005-3948

> RE: AllianzGI Income & Growth Opportunities Fund
> Initial Registration Statement filed on Form N-2
> File Nos. 811-23039 and 333-202699

Dear Mr. Briggs:

The staff reviewed the above-referenced initial registration statements, which the Commission received on March 12, 2015. We have given the registration statement a full review. Based on our review, we have the following comments. Unless noted otherwise, Item references are to the item numbers set forth in Form N-2.

1. GENERAL

a. We note that material portions of the filings are incomplete, *e.g.*, fee table, seed capital financial statements, and consents. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

b. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

c. Please state in your response letter whether FINRA will or has reviewed the proposed underwriting terms and arrangements of the transaction involved in the registration statement.

d. Please confirm the zip code provided on the facing sheet and reconcile it with that provided on the Form N-8A.

2.   Front Cover Page – Item 1

a.   Please confirm that all information required by Item 1 will actually be contained on the front cover page of the registration statement.

b.   General Instruction1 for Parts A and B specifies that Items 1 through 4 "must appear in order in the prospectus and may not be preceded or separated by any other information."

Therefore, please delete the "Portfolio Contents" and "Leverage" disclosure, which provide details better suited for the synopsis/summary portion of the prospectus.

c.   In the bolded paragraph regarding risks, please set off the last sentence from the paragraph per Item 1.j.

PROSPECTUS

3.   Prospectus Summary (page 1)

a.   The Prospectus Summary should serve as a summary of the contents of prospectus. Please revise and shorten the summary from its current 32 page length by actually summarizing the fuller disclosure provided later in the prospectus.

As examples, please compare what is provided as "Summary" disclosure to the fuller disclosure of the same features of the Fund as follows.

1. Summary – "Investment Objective and Strategies" on page 1 through "Duration of Investments" on page 6 compared to corresponding captions and disclosure on pages 35 through 41 in prospectus.

2. Summary of "Dividends and Distributions" on page 9 compared to "Distributions" on page 93.

3. Summary – "Principal Risks" pages 10 through "Focused Investment Risk" on page 17 compared to corresponding captions and disclosure on pages 63 through 70 in prospectus.

b.   When summarizing the investment strategies and risks of the Fund, please be sure to include information that is necessary to make the disclosure complete and not potentially misleading. For example:

1. For Portfolio Content disclosure, note the absence of the following types of investments among others from the summary:

i.   Foreign Currencies and Related Transactions on page 41,

ii.   Mortgage-Related and Other Asset-Backed Securities beginning on page 42, and

iii.   Bank Loans on page 49.

2. For Principal Risk disclosure, note the absence of the following types of risks among others from the summary:

i.   Mortgage-Related and Other Asset-Backed Securities Risk beginning on page 69,

ii.   Emerging Markets Risk on page 74, and

iii.   Foreign (Non-U.S.) Government Securities Risk on page 75.

4. **Summary of Fund Expenses (page 33)**

a.   Please move the fee table disclosure so that it precedes the prospectus summary. Item 3.1.

b.   In light of "Other Investment Companies Risk" on page 79, please confirm whether a line item for "Acquired Fund Fees and Expenses" is anticipated.

c.   In light of "Short Sales" on page 58, please add a line item for the estimate of the interest and dividend expenses of anticipated short sales.

5. **Investment Objective and Policies (page 35)**

a.   Please provide the disclosure required by Item 8.2.c. in the prospectus rather than in the statement of additional information ("SAI") (see page 69).

In addition, for those "restrictions" on pages 69 and 70 of the SAI that define their limitation by reference to the limitations imposed by the 1940 Act or other laws, *e.g.*, restrictions (4) and (5), please provide additional disclosure that specifically describes these limitations.

b.   Please review the Fund's principal investment strategies (page 39) and principal risks (page 68) disclosure to ensure that the information is not too generic or standardized and describes the actual derivative instruments and the associated principal risks that the Fund intends to use to achieve its investment objective. *See* Barry Miller Letter to the ICI dated July 30, 2010.

    c.   The "Derivatives" disclosure on page 39 indicates that the Fund may engage in total return swaps. Therefore, please note that if the Fund does engage in total return swaps, an appropriate amount of segregated assets must be set aside. *See generally* Investment Company Act Release No. 10666 (Apr. 18, 1979). Please also note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the 1940 Act. *See* Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

    d.   Per Item 3.b., please provide the "Effects of Leverage" disclosure on page 60 as a risk not under "Portfolio Contents."

In doing so, please add that the total returns described in the second paragraph are "net of expenses" per Item 8.3.b.(3).

    e.   If the Fund has obtained a credit facility (see page 61), then please disclose the identity of the credit facility provider and the material terms of the credit facility agreement. Also file the credit facility agreement as an exhibit to the registration statement.

6.   **Management of the Fund (page 89)**

    a.   Please provide the statement regarding the portfolio managers' other accounts, compensation and ownership required by the last sentence of Item 9.1.c.

    b.   In the last paragraph on page 91, please provide the period covered by the relevant semi-annual report referenced in the paragraph. Item 9.b.1.b.(4).

    c.   For any entities that provide significant administrative or business affairs management services, please provide a description of the services provided and compensation to be paid. Item 9.1.d.

    d.   In addition to the name of the custodian, transfer agent and dividend paying agent, please also provide their principal business address on page 113 of the prospectus and page 110 of the SAI. Items 9.1.e. and 20.6.

7.   Please confirm the absence of Item 12 Legal Proceedings disclosure is accurate.

8.   **Table of Contents for SAI (page 114)**

Please add the caption, "Report of Independent Registered Public Accounting

Firm."

STATEMENT OF ADDITIONAL INFORMATION ("SAI")

9.   The temporary defensive strategies disclosure on page 69 should be provided in the prospectus where appropriate.

10.   For the tables providing trustee and officer information beginning on page 72, please use the age of the trustee/officer, not their date of birth.

In addition, please provide a date in the "Length of Time Served" column of the table in lieu of "Since inception."

11.   Please provide code of ethics disclosure as required by Item 18.15.

12.   Please provide control person disclosure as required by Item 19 and investment advisory disclosure as required by Item 20 or advise the staff where that disclosure can be found in the SAI.

13.   Please provide all investment advisory disclosure as required by Item 20.

14.   In addition to the name and description of services of the accounting firm, please also provide its principal business address on page 110. Item 20.7.

PART C

15.   Please note that Item 31 requires the principal business address of any other company with which the adviser or its applicable personnel have the requisite connection.

16.   Representations

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

        Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

****

Responses to these comments should be made in a letter to the staff and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

If you have any questions, you are welcome to call me at (202) 551-6767. Mail or deliveries should include reference to Mail Stop 8629 and should include all nine digits of the following zip code: 20549-8629. My facsimile number is (202) 772-9285.

Sincerely,

/s/ Sonny Oh

Sonny Oh
Senior Counsel
Insured Investments Office